

February 3, 2012

Via E-mail
Mr. Gilbert L. Danielson
Executive Vice President, Chief Financial Officer
Aaron's, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, Georgia 30305

> **RE:** **Aaron's, Inc.**
> **Form 10-K for the Year ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Period ended September 30, 2011**
> **Filed November 7, 2011**
> **Response dated January 23, 2012**
> **File No. 1-13941**

Dear Mr. Danielson:

We have reviewed your response letter dated January 23, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 28

2. We have reviewed your response to prior comment two from our letter dated December 21, 2011. Please further enhance your disclosure to separately discuss the business reasons for the changes between periods in the significant line items of each of your segments. Your discussion should explain the changes in the line items of your sales and lease ownership, franchise, and manufacturing segments as presented on page 57. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Form 10-Q for Period ended September 30, 2011

General

3. Please address the above comments in your interim filings as well, as applicable.

Consolidated Balance Sheets, page 3

4. We have reviewed your response to prior comment six from our letter dated December 21, 2011. We continue to have difficulty understanding how you determined that an accrual related to a loss contingency should not be included in your determination of total liabilities on your consolidated balance sheets. In this regard, we remind you that ASC 450-20-50-1 states that terminology used shall be descriptive of the nature of the accrual, such as estimated liability or liability of an estimated amount. We also remind you that ASC 450-20-25 requires you to assess the likelihood that an asset has been impaired or a liability has been incurred. Please advise.

Note E – Commitments, page 12
Litigation, page 12

5. We have reviewed your response to prior comment seven from our letter dated December 21, 2011. Please help us better understand how you determined that disclosures regarding the *Alford v. Aaron Rents, Inc.* matter did not need to be provided in filings prior to the June 2011 settlement, including how you determined that any reasonably possible loss was not likely to have a material effect on your financial statements. Please specifically address the following:
    * Please provide us with a timeline of any significant developments regarding the matter from when the lawsuit was originally filed in October 2008 through the June 14, 2011 jury decision date;

- Please tell us whether any potential settlement discussions took place. Please tell us any proposed settlement amounts discussed; and
- Please provide us with a summary of past experiences you have had in similar cases, including actual settlement and judgment amounts.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief